Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges

American Tower Corporation

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented (in thousands):

	Year Ended December 31,					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2012
Computation of Earnings:
Income from continuing operations before income taxes and income on equity method investments	$152,840	$371,920	$421,487	$556,025	$506,895	$295,087

Add:
Interest expense (1)	237,314	255,073	251,291	247,504	313,328	196,092
Operating leases	73,916	79,189	82,522	90,001	109,817	61,809
Amortization of interest capitalized	2,622	2,692	2,751	2,819	2,218	1,131

Earnings as adjusted	466,692	708,874	758,051	896,349	932,258	554,119

Computation of fixed charges:
Interest expense	237,314	255,073	251,291	247,504	313,328	196,092
Interest capitalized	—	770	495	1,011	2,096	853
Operating leases	73,916	79,189	82,522	90,001	109,817	61,809

Fixed charges	311,230	335,032	334,308	338,516	425,241	258,754

Excess in earnings required to cover fixed charges	$155,462	$373,842	$423,743	$557,833	$507,017	$295,365

Ratio of earnings to fixed charges (2)	1.50	2.12	2.27	2.65	2.19	2.14

(1)	Interest expense includes amortization of deferred financing costs. Interest expense also includes an amount related to our capital lease with TV Azteca.
(2)	For the purposes of this calculation, “earnings” consists of income from continuing operations before income taxes, income on equity method investments, fixed charges (excluding interest capitalized and amortization of interest capitalized). “Fixed charges” consist of interest expensed and capitalized, amortization of debt discounts and premiums and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon.